

Mail Stop 7010

June 9, 2008

Mr. Gregory A. Thaxton
Vice President, CFO
Nordson Corporation
28601 Clemens Road
Westlake, OH 44145

> **RE:** **Form 10-K for the fiscal year ended October 31, 2007**
> **Form 10-Q for the periods ended January 31, 2008 and April 30, 2008**
> **File No. 0-7977**

Dear Mr. Thaxton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief